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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34642

02054038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 1 Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRSTRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37th AVENUE
(No. and Street)

FLUSHING	N.Y.	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN LIU (718) 961-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name — *if individual, state last, first, middle name*)

60 EAST 42nd STREET	NEW YORK	N.Y.	10165-3698
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN LIU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRSTRADE SECURITIES, INC., as of JUNE 30, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified in Nassau County
Commission Expires March 29, 2003

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTRADE SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2002

FIRSTRADE SECURITIES, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

JUNE 30, 2002

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Financial Information	
Computation of Net Capital Under Rule 15c3-1	10
Schedule of Securities Haircuts and Aggregate Indebtedness	11
Statement of Exemption from Rule 15c3-3 Computation for Determination of Reserve Requirements	12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13-14

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

July 26, 2002

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash and cash equivalents		$ 335,872
Certificates of deposit		230,120
Due from clearing broker		323,963
Accrued interest receivable		1,052
Furniture, equipment, and leasehold improvements		
Furniture and equipment	$ 545,774	
Software costs	1,269,002	
Leasehold improvements	382,495	
	2,197,271	
Less accumulated depreciation and amortization	1,295,965	901,306
Deposits - clearing broker		127,384
Intangible assets, net of amortization		117,189
Other assets		302,927
		$ 2,339,813

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 190,565
Accrued payroll and profit sharing	18,950
Deferred income taxes	216,783
Total liabilities	426,298
Stockholders' equity	
Common stock - Authorized 32,000,000 shares, issued 18,450,000 shares, $.01 par value	184,500
Additional paid-in-capital	695,500
Retained earnings	1,033,515
Total stockholders' equity	1,913,515
	$ 2,339,813

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

Revenues		
Commission income		$ 4,374,776
Interest and other income		196,063
		4,570,839
Expenses		
Salaries and payroll related expenses	$ 1,016,612	
Execution costs	1,521,233	
Research and statistical costs	439,403	
Regulatory fees and expenses	28,879	
Occupancy and equipment costs	825,144	
Communications costs	345,355	
Stationery, printing, postage and shipping	35,263	
Promotional costs	124,092	
Insurance expense	107,406	
Professional fees	15,688	
Bad debt expense	32,125	
Depreciation and amortization	550,929	
Other operating costs	117,799	5,159,928
Loss before income tax benefit		(589,089)
Income tax benefit		
Current	(137,526)	
Deferred	(26,930)	(164,455)
Net loss		$ (424,633)

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, beginning of year	18,250,000	$ 182,500	$ 497,500	$ 1,458,149	$ 2,138,148
Net loss				(424,633)	(424,633)
Stock issued for cash	200,000	2,000	198,000		200,000
Balance, end of year	18,450,000	$ 184,500	$ 695,500	$ 1,033,516	$ 1,913,515

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

Cash flows from operating activities	
Net loss	$ (424,633)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	550,929
Deferred income taxes	(26,930)
(Increase) decrease in operating assets	
Due from clearing broker	243,900
Interest receivable	(52)
Deposits - clearing broker	(383)
Other	(61,509)
Increase in operating liabilities	
Accrued expenses	6,793
Net cash provided by operating activities	288,114
Cash flows from investing activities	
Purchases of furniture, equipment, software and leasehold improvements	(361,844)
Purchases of intangible assets	(2,058)
Investments in certificates of deposit, net	(203,367)
Net cash used by investing activities	(567,269)
Cash flows from financing activities	
Sale of common stock	200,000
Net decrease in cash	(79,155)
Cash and cash equivalents, beginning of year	415,027
Cash and cash equivalents, end of year	$ 335,872

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business Operations

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of three to seven years. The Company capitalizes consulting fees and payroll and payroll-related costs for employees incurred in the development of computer software once technological feasibility is attained. Such costs are depreciated over an estimated useful life of three years. Leasehold improvements are amortized using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The sources of temporary differences are software development costs.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2002, advertising expense was $103,633.

1. Business and Summary of Significant Accounting Policies (Continued)

Intangibles

Trademarks are recorded at cost. Amortization is computed using the straight-line method over the 15-year life of the trademarks. Lease assignment costs are recorded at cost. Amortization is computed using the straight-line method over the 10-year life of the lease.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company contributes 50% on the first 6% of the participants compensation not to exceed $1,000 per year. The plan expense for the year ended June 30, 2002 was $10,561.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $517,928, which was $467,928 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.107 to 1.

3. Intangibles, Net of Amortization

Intangible assets consist of the following:

	Cost	Accumulated Amortization
Lease assignment cost	$191,418	$81,208
Trademark	7,823	844
	$199,241	$82,052

4. Stockholders' Equity

On March 6, 2001, the board of directors and stockholders authorized the conversion of the $.01 per share Class A and Class B common stock to one class of $.01 per share common stock. All shares of Class A and Class B common stock were exchanged on or before March 31, 2002 for an equal number of shares of the new common stock.

As of June 30, 2002, the Company was authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued.

5. Commitments

The Company has leases for office space which expire on May 31, 2010. Office rent expense for the year ended June 30, 2002 was $298,259. The Company leases computer equipment under operating leases expiring in various years through 2006. Computer rent expense for the year ended June 30, 2002 was $452,686.

Future minimum rental payments at June 30, 2002, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended June 30,	
2003	$ 584,350
2004	540,801
2005	345,681
2006	308,042
2007	315,315
Subsequent years	331,081
	$2,425,270

6. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents in highly regarded financial institutions. The Company does not have a material concentration of credit risk with respect to commissions and accounts receivable, due to its generally short payment terms.

7. Litigation and Arbitration

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

8. Impact of Terrorist Attack

Business interruption insurance recoveries of $169,798 are included in other income. These recoveries represent reimbursement for a portion of the lost revenues attributed to the September 11th terrorist attacks.

FIRSTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2002

Net capital		$ 1,913,515
Deductions:		
Non-allowable assets		
Interest receivable	$ 1,052	
Furniture, equipment and leasehold improvements	901,306	
Deposit - clearing broker	25,000	
Intangible assets	117,189	
Other assets	312,703	1,357,250
Net capital before haircuts on security positions		556,265
Less:		
Haircuts on security positions - Page 11		38,337
Net capital		$ 517,928

Reconciliation with Company's Computation

Net capital as filed (unaudited)	$ 469,324
Increase in income from audit adjustments	212,194
Increase in non-allowable assets from audit adjustments	(134,621)
Increase in haircuts on security positions from audit adjustments	(28,969)
Net capital per above	$ 517,928

Schedule 2

FIRSTRADE SECURITIES, INC.

SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

JUNE 30, 2002

Securities Haircuts

Security Description	Market Value	Percentage Deduction	Haircut Amount
ChinaTrust Bank U.S.A. CD maturity 360 days	$ 29,359	0.125%	$ 37
Nasdaq warrants- private placement	38,300	100.000%	38,300
			$ 38,337

Aggregate Indebtedness

Accrued expenses	$ 190,565
Accrued payroll and profit sharing costs	18,950
	$ 209,515

Schedule 3

FIRSTRADE SECURITIES, INC.

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

JUNE 30, 2002

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firstrade Securities, Inc. for the year ended June 30, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 26, 2002